UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _____________ to _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements Including Report of Independent Registered Public Accounting Firm and Supplemental Schedule
December 31, 2012 and 2011

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 7, 2013

1

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value
Interest-bearing cash	$304,856	$239,206
Mutual funds	232,869,654	202,321,889
Donaldson Company, Inc. Common Stock Fund	275,431,334	306,764,442
Common/collective trust	35,233,734	38,440,993

Total investments, at fair value	543,839,578	547,766,530

Receivables
Employer contributions receivable	438,308	625,587
Participant contributions receivable	—	380,839
Notes receivable from participants	4,679,037	4,588,031
Total receivables	5,117,345	5,594,457

Total assets	548,956,923	553,360,987

Net assets available for benefits at fair value	548,956,923	553,360,987

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(977,249)	(933,988)

Net assets available for benefits	$547,979,674	$552,426,999

The accompanying notes are an integral part of these financial statements.

2

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:

Investment income
Interest and dividend income	$10,786,188
Net appreciation of the fair value of investments	11,690,620
Total investment income	22,476,808

Contributions
Employer	7,415,866
Participants	15,212,150
Rollovers	1,584,181
Total contributions	24,212,197
Total additions	46,689,005

Deductions from net assets attributable to:
Benefits paid to participants	(51,104,395)
Administrative expenses	(31,935)
Total deductions	(51,136,330)

Net decrease in net assets available for benefits	(4,447,325)

Net assets available for benefits
Beginning of year	552,426,999

End of year	$547,979,674

The accompanying notes are an integral part of these financial statements.

3

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the Trustee) and recordkeeper.

Eligibility

All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions

Participants may contribute up to 40% of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.  Participants over age 50 may contribute an additional catch-up contribution.

The Company makes fixed matching contributions to the Plan for employees eligible for the matching contribution as defined in the Plan document. The fixed matching contributions are based on participant contributions into the Plan and are calculated at one hundred percent of the first 3% of compensation deferred by the participant and deposited into the Plan and fifty percent of the next 2% of compensation deferred by the participant and deposited into the Plan.  The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other fifty percent is invested as the participant’s pre-tax contributions are invested.

The Company may make discretionary contributions to the Plan from time to time for employees eligible for the discretionary contribution as defined in the Plan document. Discretionary contributions are allocated among the participants pro rata based upon the total annual compensation of participants who have 1,000 hours of service in the Plan year and are employed by the Company on the last day of the Plan year. The Company did not make a discretionary contribution for the Plan years ended December 31, 2012 or 2011. The discretionary contributions may be made in cash or in the Company’s common stock. If the contribution is made in cash, it will be invested according to the participant’s investment election for their pre-tax contributions.

The Company also provides an annual Company contribution to employees in the Chillicothe, Missouri facility covered by a collective bargaining agreement. A Company contribution equal to 4% of each eligible employee’s pay is made subsequent to the Plan year end. For the Plan year ended December 31, 2012, the Company contribution for Chillicothe employees was $187,120. The contributions are invested according to the participants’ investment elections for their pre-tax contributions. For employees not making pre-tax contributions, the contributions are made to the default Fidelity Freedom Fund as discussed below.

4

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate Fidelity Freedom Fund. The participant may directly invest in the Company’s common stock up to 15% of his or her contributions.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Participants may transfer money out of the Donaldson Company, Inc. Common Stock Fund, but are limited on transferring money into this fund. If the participant has less than 15% of his or her total balance in the Donaldson Company Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount where the total invested in the fund is 15% of the participant’s total balance. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting

Participants are 100% vested in their accounts at all times.

Payment of Benefits

Upon termination of employment, disability, or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Administrative Committee.

Notes Receivable from Participants

Under the Plan document, participants may borrow up to 50% of their employee contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2012, ranged from 4.25% to 10.50%. Loans mature at various dates through December 2021 and are generally paid through payroll deductions.

Plan Termination

The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are consistently followed by the Plan in the preparation of its financial statements.

5

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

Valuation of Investments

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust (investment contract) as well as the adjustment of the common/collective trust from fair value to contract value relating to the underlying investment contracts. The objective of the common/collective trust is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital by investing in assets and entering into contracts issued by third-parties and investing in cash equivalents represented by shares in a money market fund. See Note 8 for further information of the common/collective trust.

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Contributions

Participant contributions and Company matching contributions are recorded in the period the Company makes the payroll deductions. Company discretionary contributions, if any, are recorded in the period in which they were declared.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting, and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

6

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

Concentration of Market Risk

At December 31, 2012 and 2011, approximately 50% and 56% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued updated guidance relating to achieving common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). This guidance converges the fair value measurement guidance in U.S. GAAP and IFRS. The updated fair value measurement and disclosure guidance increased transparency around valuation inputs and investment categorization. In addition, the updated guidance requires additional fair value disclosures. This guidance was effective for fiscal years beginning after December 15, 2011 which for the Plan was the year ended December 31, 2012. The adoption of this accounting guidance did not have a material impact on the Plan’s financial statements.

3.	Investments

The investments that represent 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2012 and 2011, respectively:

	2012	2011
Donaldson Company, Inc. Common Stock Fund	$275,431,334	$306,764,442
Fidelity Contrafund K	53,115,493	47,685,202
Fidelity Managed Income Portfolio II Fund	34,256,485	37,507,005
PIMCO Total Return Fund	28,221,711	*

*Investment did not exceed 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2012, investments had net appreciation (depreciation) in value as follows:

Net appreciation of mutual funds	$21,262,050
Net depreciation of Company common stock	(9,571,430)
$11,690,620

At December 31, 2012, the Donaldson Company, Inc. Common Stock Fund consisted of 8,385,839 shares of the Company’s common stock valued at $275,430,157 and $1,177 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2011, the Donaldson Company, Inc. Common Stock Fund consisted of 9,009,928 shares of the Company’s common stock valued at $306,763,231 and $1,211 of cash in the Fidelity Institutional Cash Portfolio.

7

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

4.	Nonparticipant-Directed Investments

At December 31, 2012 and 2011 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $275,431,334 and $306,764,442, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follow:

Year-ended December 31, 2012
Changes in Nonparticipant-Directed Net Assets of
Donaldson Company, Inc. Common Stock Fund:
Contributions	$4,760,801
Interest and dividend income	2,117,561
Net depreciation	(9,571,430)
Benefits paid to participants	(24,467,604)
Transfers to participant-directed investments	(4,172,436)
$(31,333,108)

5.	Tax Status

The Plan has received a favorable determination letter from the IRS, dated September 20, 2002, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan.  The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock. For the year ended December 31, 2012 purchases and sales of the securities under the Trustee’s control were $34,051,159 and $64,227,256, respectively.

7.	Fair Value Measurements

FASB Accounting Standards Codification Topic 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

8

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

Level 1 – Inputs are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs include:

▪	Quoted prices for similar assets or liabilities in active markets;
▪	Quoted prices for identical or similar assets or liabilities in inactive markets;
▪	Inputs other than quoted prices that are observable for the asset or liability; and
▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2012.

Donaldson Company, Inc. Common Stock Fund:  Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Investments in mutual funds are stated at fair value based on quoted market prices.

Common/Collective trusts:  Investments in the common/collective trust are valued at contract value, which approximates fair value. It is the policy of the common/collective trust to use its best efforts to maintain a stable net asset value of $1.00 per unit, although there is no guarantee that the common/collective trust will be able to maintain this value. The common/collective trust uses independent pricing services approved by the Trustee to value its investments. When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the Trustee. Factors used in determining value may include market or security specific events, changes in interest rates, and credit quality.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2012 or 2011.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund	$275,431,334	$—	$—	$275,431,334
Mutual Funds and Interest Bearing Cash	233,174,510	—	—	233,174,510
Common/Collective Trust	—	35,233,734	—	35,233,734
Total assets at fair value*	$508,605,844	$35,233,734	$—	$543,839,578

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Donaldson Company, Inc. Common Stock Fund	$306,764,442	$—	$—	$306,764,442
Mutual Funds and Interest Bearing Cash	202,561,095	—	—	202,561,095
Common/Collective Trust	—	38,440,993	—	38,440,993
Total assets at fair value**	$509,325,537	$38,440,993	$—	$547,766,530

* The fair value of assets in the Plan as of December 31, 2012 were invested approximately 78% in Mid/Large Cap Companies, 13% in Fixed Income, 5% in Small Cap Companies, 3% in Foreign companies and 1% in other.

** The fair value of assets in the Plan as of December 31, 2011 were invested approximately 80% in Mid/Large Cap Companies, 12% in Fixed Income, 4% in Small Cap Companies, 3% in Foreign companies and 1% in other.

10

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2012 and 2011

8.	Investment Contract with Company

The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (FMTC), the Fidelity Managed Income Portfolio II (MIP II or Common/Collective trust). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable.

FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

	2012	2011
Rate of return on investments underlying the contract*	1.73%	1.92%
Based on interest rate credited to participants**	1.28%	1.60%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

At December 31, 2012, the Plan had no unfunded commitments related to the common/collective trust. Redemptions made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur, and may be subject to certain redemption fees.

9.	Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

11

SUPPLEMENTAL SCHEDULE

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including the Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 8,385,839 shares participation	$68,083,641	$275,431,334
*	Fidelity Contrafund K	Mutual Fund, 685,273 units of participation	**	53,115,493
*	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust, 34,256,485 units of participation	**	35,233,734
	PIMCO Total Return Fund	Mutual Fund, 2,510,828 units of participation	**	28,221,711
*	Fidelity Equity Income Fund	Mutual Fund, 577,438 units of participation	**	27,174,216
	Schroeder U.S. Opportunities Fund	Mutual Fund, 777,955 units of participation	**	17,854,076
*	Fidelity Diversified International K	Mutual Fund, 570,571 units of participation	**	17,054,369
*	Fidelity Freedom K 2020	Mutual Fund, 1,103,326 units of participation	**	14,773,540
	Spartan 500 Index Fund	Mutual Fund, 179,597 units of participation	**	9,067,866
*	Fidelity Freedom K 2015	Mutual Fund, 680,571 units of participation	**	8,820,200
*	Fidelity Freedom K 2025	Mutual Fund, 639,385 units of participation	**	8,682,849
*	Fidelity Freedom K 2030	Mutual Fund, 607,028 units of participation	**	8,328,427
*	Fidelity Freedom K 2040	Mutual Fund, 470,527 units of participation	**	6,545,035
*	Fidelity Freedom K 2035	Mutual Fund, 427,396 units of participation	**	5,927,989
	Brokeragelink Fund	Mutual Fund, 686,902 units of participation	**	5,319,733
	American Beacon Small Cap Value	Mutual Fund, 236,404 units of participation	**	5,035,401
	Vanguard Inflation Protected Fund	Mutual Fund, 167,985 units of participation	**	4,794,293
*	Participant Loans	Participant loans receivable, interest rates from 4.25% to 10.5%, payable through December 2021	$0	4,679,037
	Dodge & Cox International	Mutual Fund, 74,955 units of participation	**	2,596,438
*	Fidelity Freedom K 2010	Mutual Fund, 191,608 units of participation	**	2,467,910
	Roxbury Small Cap Growth Fund	Mutual Fund, 116,774 units of participation	**	2,312,117
*	Fidelity Freedom K Income	Mutual Fund, 154,003 units of participation	**	1,798,759
*	Fidelity Freedom K 2045	Mutual Fund, 109,251 units of participation	**	1,539,348
*	Fidelity Freedom K 2050	Mutual Fund, 87,595 units of participation	**	1,236,840
*	Fidelity Freedom K 2055	Mutual Fund, 31,995 units of participation	**	318,350
*	Fidelity Freedom K 2005	Mutual Fund, 15,008 units of participation	**	189,550
				$548,518,615
*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 7, 2013	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ James F. Shaw
James F. Shaw Vice President, Chief Financial Officer

13